U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
1-09059
SEC File Number
067901108
CUSIP Number

☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☑ Form 11-K
☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

For Period Ended		December 31, 2006
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the Transition Period Ended
Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not Applicable

PART I — REGISTRANT INFORMATION
Placer Dome America 401(k) Savings Plan

Full Name of Registrant
Not Applicable

Former Name if Applicable
136 East South Temple, Suite 1300

Addresses of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84111

City, State and Zip Code
PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed in the prescribed period.
     The audit of the Placer Dome America 401(k) Savings Plan (the “Plan”) suffered an unexpected delay due to the need to complete means testing of the Plan to complete the Plan’s audit. The means testing could not be completed timely without unreasonable expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Marsha Turner (Name)	(801) 990-3767 Telephone Number
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PLACER DOME AMERICA 401(k) SAVINGS PLAN

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2007	By:	/s/ Blake Meason
Blake Meason
Chief Financial Officer – North America Region and member of the Barrick U.S. Subsidiaries Benefits Committee

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